EXHIBIT 10.12

FIRST AMENDMENT TO
THE PHOENIX COMPANIES, INC. NONQUALIFIED SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN
As Amended and Restated Effective January 1, 2004

The Phoenix Companies, Inc. Nonqualified Supplemental Executive Retirement Plan, as amended and restated effective January 1, 2004 (the “Plan”), is further amended by adding the following effective as of April 28, 2005:

Article II Definitions; Section 2.2 of the Plan is amended in its entirety to read as follows:

“Benefit Plans Committee” shall be the committee, which shall be composed of the Chief Executive Officer, the Chief Financial Officer and the Chief Investment Officer, or any other person(s) designated by the Chief Executive Officer, to administer and manage the Plan and its assets.